SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 21, 2011, whereby Subsea 7 S.A. (the “Company”) announced that consistent with its statement on November 30, 2010, the Company intends to publish its quarterly financial results for 2011 on the following dates:

Q4 2010 and Full Year 2010 Results	February 23, 2011
Q1 2011 Results	May 11, 2011
Q2 2011 Results	August 10, 2011
Q3 2011 Results	November 2, 2011

The 2011 Annual General Meeting of the Company will be held on Friday May 27, 2011.

The results to be published on February 23, 2011 will present the following:
•	Unaudited results for Q4 2010 and Audited Results for the Full Year (ended November 30, 2010) for Acergy S.A.
•	Unaudited results for Q4 2010 and Full Year (ended December 31, 2010) for Subsea 7 Inc.

The first quarterly reporting of results for the newly merged Subsea 7 S.A. will be the Q1 2011 results published on May 11, 2011.

Please note that all future events may be subject to change.

The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the date of publication of the quarterly and full year results, the content of said announcements and the expected date of the 2011 Annual General Meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: January 21 , 2011	By:	/s/ Simone Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer